FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Press release dated January 31, 2005 announcing 4rd Quarter 2004 results.

Exhibit 99.1 Physical Statistics for 4Q 2004

Exhibit 99.2 Statements of Income for 4Q 2004

Exhibit 99.3 Statements of Income excluding the mobile subsidiary for 4Q 2004

Exhibit 99.4 Balance Sheets for 4Q 2004

Exhibit 99.5 Cash Flows for 4Q 2004

Item 1.

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2004 (4Q04) AND FULL YEAR 2004

Highlights:

  The Company recorded a net loss of Ch$12,743 million (US$22.9 million) in 4Q04, and net income for the year 2004 of Ch$311,629 million (US$559,1 millones), compared to a net income of Ch$662 million (US$1,2 million) and of Ch$10,387 million (US$18.6 million) in 4Q03 and full year 2003, respectively.

  EBITDA in 4Q04 reached Ch$68,764 million (US$123.4 million) and Ch$327,051 million (US$586.7 million) in 2004

  EBITDA Margin reached 47.9% in 4Q04 and 46.5% for full year 2004, compared to 45.3% in 4Q03 and 46.9% for full year 2003.

(Santiago, Chile January 28, 2004) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") today announced its auditted financial results, submitted to review by independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of December 31, 2004) for the fourth quarter of 2004. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for December 31, 2004, which was Ch$557.4 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

NOTE: As a consequence of the sale by Telefónica CTC Chile of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM), this business was deconsolidated from the Company as of July 1, 2004. In this regard and for comparison, certain pro-forma information is referenced, excluding the mobile business. Furthermore, to help to clarify the effects of the mobile transaction, an additional table is enclosed.

On the other hand, revenues in the enclosed income statement have been restructured in order to show the new business structure evolution. Main changes are oriented to unify in the fixed telecommunications business those revenues related to the fixed line, excluding those generated in the corporate segment. Additionally, a new line including all ADSL revenues is presented, as well as, in basic telephony, revenues from new plans of minutes are also shown. The latter revenues include those generated by plans which started to be commercialized in May 2004 within the framework of flexibility allowed by the Authority.

CONSOLIDATED RESULTS FOR 4Q04

(Comparisons refer to 4Q03)

REVENUES

Telefónica CTC Chile's revenues decreased by 33.1% in 4Q04 as compared to 4Q03, amounting to Ch$143,474 million (US$257.4 million). However, excluding the mobile business from 4Q03, the revenue decrease in 4Q04 was 4.1%.

Regarding the evolution of the different business areas, the fixed telecommunications revenues in particular impacted consolidated revenues during 4Q04, by decreasing 5.8%, compared to 4Q03. However, these declines were partially offset by increases of 13.6% in long distance revenues and 4.9% in corporate communications revenues. For 2004, revenues decreased 15.6% compared to 2003, reaching Ch$702,875 million (US$1,261.0 million). Excluding the mobile business from both periods, full year revenues decreased 4.0%.

OPERATING COSTS AND EXPENSES

Operating costs and expenses decreased by 34.4% in 4Q04, to Ch$122,175 million (US$219.2 million), as compared to Ch$186,214 million (US$334.1 million) in 4Q03. In 2004,, operating costs and expenses decreased 15.5% vs. 2003, reaching Ch$603,741 million (US$1,083 million). Excluding the mobile business in both years, these costs decreased 4.5%.

Salary expenses decreased 26.2% in 4Q04 to Ch$11,221 million (US$20.1 million) when compared to 4Q03, mainly due to lower salary costs as a consequence of deconsolidation of the mobile business together with a 3.4% lower consolidated headcount (excluding the mobile business), related to the restructuring process carried out in May and November of 2004.

Other operating costs and expenses decreased by 47.9% in 4Q04 as compared to 4Q03, to Ch$30,212 million (US$54.2 million). This decrease is attributable to lower costs associated to the mobile business, which was partially compensated by increased expenses relating to the strengthening of the client services model and to higher interconnection costs.

Administrative and selling expenses decreased by 22.7% in 4Q04 as compared to 4Q03, to Ch$35,114 million (US$63.0 million), due to the exclusion of commercial costs related to the mobile business, which was partially compensated by the one-time charge of Ch$3,170 (US$5.7 million) relating to accounts receivables with a low probability of collectabilty.

EBITDA

As a result of the above, EBITDA in 4Q04 fell by 29.2% to Ch$68,764 million (US$123.4 million), compared to Ch$97,172 million (US$174.3 million) recorded in 4Q03. However, excluding the mobile business from 4Q03, EBITDA decreased 11.4%. During the year 2004, EBITDA fell 16.2% to Ch$327,051 million (US$586.7 million) when compared to 2003. Excluding the mobile business in both years, 2004 EBITDA decreased 5.5% vs. 2003.

EBITDA margin in 4Q04 was 47.9%, compared to the 45.3% recorded in 4Q03. Excluding the mobile business, EBITDA margin for 4Q03 reaches 51.9%. EBITDA margin for the year 2004 reached 46.5% vs. 46.9% the previous year. Excluding the mobile business in both years, the margin dropped from 52.0% in 2003 to 51.1% in 2004.

DEPRECIATION

As of 4Q03, depreciation of assets related to the sales and administration is accounted for under "Administrative and selling expenses". Exhibits were adjusted accordingly in each of the four quarters of 2003.

Total depreciation in 4Q04 decreased by 31.3% to Ch$47,465 million (US$85.2 million), as compared to 4Q03, mainly due to the deconsolidation of the mobile business. Excluding this effect, depreciation decreased 9.3% due to the lower level of investment in recent years. Depreciation for the year reached Ch$227,917 million (US$408.9 million) compared to Ch$272,161 million (US$488.3 million) in 2003. Excluding the mobile business, depreciation decreased 7.5% in 2004.

OPERATING INCOME

OPERATING INCOME decreased 24.3% to Ch$21,299 million (US$38.2 million) in 4Q04 when compared to Ch$28,118 million (US$50.4 million) recorded in 4Q03. Excluding the mobile business in 4Q03, operating income decreased by 15.7%.

The operating margin reached 14.8% in 4Q04 as compared to 13.1% in 4Q03. However, excluding the mobile business, the operating margin in 4Q03 reached 16.9%.

For 2004, operating income totaled Ch$99,134 million (US$177.9 million), reflecting a 16.2% decline with respect to 2003 and an operating margin of 14.1% in 2004 vs. 14.2% in 2003. Excluding the mobile business in both years, operating income decreases slightly by 1.7%, whereas operating margin improves by 40 basis points.

NON-OPERATING INCOME

NON-OPERATING INCOME: Telefónica CTC Chile increased its non-operating loss by 67.9% in 4Q04. The non-operating loss reached Ch$31,683 million (US$56.8 million) in 4Q04, as compared to a non-operating loss of Ch$18,868 million (US$33.9 million) in 4Q03. This is basically due to: (i) increased interest expense explained by a charge of Ch$8,094 million (US$14.5 million) related to the repurchase of US$182 million in Yankee Bonds carried out in 4Q04, at a price above its par value; and (ii) an increase of Ch$11,325 million (US$20.3 million) in other non-operating expenses, which included severance payments for restructuring carried out during the quarter for Ch$2,838 million (US$5.1 million) and asset write-offs for Ch$9,565 million (US$17.2 million).

These were partially offset by: (i) a 79.2% increase in interest income in 4Q04 vs. 4Q03 explained by increased funds available for investment; (ii) lower goodwill amortization as a result of the sale of Telefónica Móvil de Chile S.A. in July of 2004; and (iii) lower financial expenses as a result of the 23.6% decrease in average financial debt, in pesos (US$1,214 million).

Non-operating results for the year, improved from a loss of Ch$77,976 million (US$139.9 million) in 2003 to a profit of Ch$275,173 million (US$493.7 million) in 2004 and which is basically explained by the gain on the sale of the mobile subsidiary.

INCOME TAXES

INCOME TAXES: In 4Q04, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$2,257 million (US$4.0 million) as compared to the Ch$8,549 million (US$15.3 million) tax charge registered in 4Q03. The lower tax charge is explained by the losses registered in the quarter together with lower deferred taxes as a result of lower level of capital expenditures.

Total income tax in 4Q04 is composed of Ch$1,764 million (US$3.2 million) in current income tax and a Ch$493 million (US$0.9 million) net charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

Income tax provision for the year reached Ch$62,395 million (US$111.9 million) compared to Ch$29,735 million (US$53.3 million) registered in 2003, and is mainly explained by the tax generated by the gain on the sale of the mobile subsidiary.

NET RESULT

The Company recorded a net loss of Ch$12,743 million (US$22.9 million) in 4Q04 as compared to a net income of Ch$662 million (US$1.2 million) recorded in 4Q03. In 2004, net income reached Ch$311,629 million (US$559.1 million), vs. a net income of Ch$10,387 million (US$18.6 million) in 2003.

Net loss per ADR in 4Q04 amounted to US$0.096, compared to a net income per ADR of US$0.005 recorded in 4Q03. Furthermore, net loss per share in 4Q04 equaled Ch$13.3 as compared to a profit of Ch$0.7 in 4Q03. For the full year 2004, net income per ADR amounted to US$2.34, while net income per share reached Ch$ 325.6.

CAPEX

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$38 million in 4Q04 compared to US$76 million in 4Q03, mainly due to the deconsolidation of the mobile business since July 1, 2004. Capital expenditures for the year 2004, totaled US$151 million vs. US$263 million in 2003. Capital expenditures, excluding the mobile business, amounted to US$119 in 2004.

CASH FLOW

The consolidated free cash flow from operations in 4Q04 reached Ch$29,279 million (US$52.5 million) as compared to Ch$42,385 million (US$76.0 million) in 4Q03. The decrease is mainly explained by lower EBITDA as a result of the deconsolidation of the mobile business and the increased interest expense relating to the yankee bond repurchase.

During the year 2004, cash flow from operations reached Ch$183,736 million (US$329.6 million), representing a 1.9% increase over 2003.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

Revenues in Fixed Telecommunications represent 72.6% of total consolidated revenues in 4Q04.

As of 3Q04 details on the revenues from fixed telecommunications services have been increased to provide greater clarity and understanding of the business. In this respect, Fixed Telecommunications is broken into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising and public telephones, among others). Fixed telecommunications revenues, which represented 72.6% of total operating revenues in 4Q04, decreased by 5.8% to Ch$104,174 million (US$186.9 million) in the period as compared to 4Q03. In 2004, these revenues decreased 4.0%, reaching Ch$422,223 million (US$757.5 million).

As of May 2004 and until the present, the Company has been making the appropriate provisions for the new tariffs imposed under the Tariff Decree No. 169 and its latest revisions. These tariffs, once approved by the Chilean General Controller, will become effective, retroactive to May 6, 2004.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed by tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased by 10.2% to Ch$73,072 million (US$131.1 million) in 4Q04 as compared to 4Q03. This decrease is mainly attributable to a 6.8% decrease in the fixed monthly charge and a 26.8% decrease in the variable charge, both mainly due to: (i) a lower number of lines subject to fixed monthly charge; and (ii) a 12.5% decrease in total local traffic for 4Q04 compared to 4Q03. Additionally, basic telephony revenues were impacted by lower other basic telephony revenues. These decreases were partly offset by new revenues resulting from commercialization of plans of minutes allowed by tariff flexibility, which generated revenues of Ch$6,277 million (US$11.3 million) in 4Q04.

The revenues related to Broadband, which exclude those considered in the corporate customer communications business, grew 77.4% to Ch$7,488 million (US$13.4 million) in 4Q04, due to the growth of 60.3% in ADSL connections in the quarter.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues increased by 2.5% in 4Q04 to Ch$8,562 million (US$15.4 million) as compared to 4Q03. This increase was mainly due to the payment in 4T03 of pending interconnection charges from other local operators as well the positive effect of the new Tariff Decree No. 169 provisioned in 4Q04.

Revenues from Other fixed telecommunications businesses, now include revenues generated as consequence of the Company's contract with Publiguías, those originated in the subsidiary Telemergencia (home security services), in public telephones, in interior installations and in equipment marketing. These revenues decreased by 9.4% in 4Q04 to Ch$15,052 million (US$27.0 million) as compared to 4Q03, and this is mainly due to a decrease in interior installation revenues and equipment marketing revenues, as a result of cellular equipment sales, which experienced an important growth in 4Q03. These were partially compensated by increased revenues from security services and ISP revenues.

LONG DISTANCE

DLD and ILD market shares increase to 45.2% and 30.0%, respectively

Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 10.7% of consolidated operating revenues in 4Q04, increased by 13.6% as compared to 4Q03, to Ch$15,402 million (US$27.6 million). This increase was mainly due to higher revenues from the rental of the long distance network to other telecom operators due to the deconsolidation of the mobile business, given that previously these rentals were considered inter-company. DLD and ILD revenues increased by 0.1% and 8.2%, respectively. DLD traffic in 4Q04 decreased 1.9%, while ILD traffic grew 1.3%. Additionally, average prices continue with downward trends. It is also important to note that in 4Q03, certain revenue provisions were registered. For 2004, long distance revenues decreased 2.5% to Ch$61,589 million (US$110.5 million).

CORPORATE CUSTOMER COMMUNICATIONS

Revenues from connectivity services through the IP network keep

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment (fax, PABX, among others); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 16.1% of consolidated revenues, increased by 4.9% to Ch$23,089 million (US$41.4 million) in 4Q04 as compared to 4Q03. The increase in these revenues was mainly due to: (i) an 82.8% growth in dedicated links and others, relating to important IP solutions projects obtained during 4Q04, and (ii) the 3.2% increase in data services revenues in 4Q04 as compared to 4Q03 from increased connectivity services through the IP network. These were partially offset by: (i) a 43.8% reduction in revenues from telecommunications equipment due to lower sales of PABX equipment, as has been the trend throughout the year 2004 and (ii) a 4.0% decrease in complementary services. In 4Q04 ATM links decreased by 7% and data links through the IP network grew by 48%. Moreover, the average number of customers for switched IP network decreased by 26% in 4Q04, reflecting the continued migration of these clients toward Broadband.

In 2004, corporate customer communications revenues grew 2.7% and amounted to Ch$82,906 million (US$148.7 million).

OTHER BUSINESSES

These revenues include those from other Company's subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 0.6% of total operating revenues in 4Q04, grew 4.3% to Ch$809 million (US$1.5 million) in 4Q04. In 2004, these revenues totaled Ch$3,943 million (US$7.1 million)

BUSINESS UNIT PERFORMANCE FOR 4Q04
	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)
Consolidated	68,764	47.9%	(12,743)

Individual by Business Unit
Fixed Telecommunications	54,888	45.3%	(15,908)
Long Distance	4,534	20.0%	(3,606)
Corp. Communications (incl. Data)	8,017	30.0%	4,012

BUSINESS UNIT PERFORMANCE FOR 2004
	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)
Consolidated	327,051	46.5%	311,629

Individual by Business Unit
Fixed Telecommunications (*)	227,756	46.5%	292,336
Long Distance	31,095	35.3%	10,332
Corp. Communications (incl. Data)	31,841	31.4%	15,803
Mobile	32,394	23.7%	(7,978)

(*) Net income affected by the sale of T. Móvil

S

COMPANY NEWS

FINANCIAL RESTRUCTURING IS COMPLETED

In December, 2004, the Company successfully completed its financial restructuring initiated after the sale of Telefónica Móvil de Chile S.A. The restructuring included the renegotiation of a syndicated loan for US$200 million. Similarly, the Company also completed a tender offer for its two series of Yankee Bonds and repurchased US$182 million.

Coupon	Amt. Repurchased (US$ million)	Maturity	Average Price
7.625%	138	07/15/2006	107.05%
8.375%	44	01/01/2006	105.36%

Additionally, since the sale of Telefónica Móvil de Chile and through December, 2004, the Company has also paid down US$210 million in financial obligations, which included US$155 million in Eurobonds that expired in August 2004, together with prepayments for US$50 million.

The final operation of this restructuring process will be the redemption of US$115 million (UF 4 million) of Series K Local Bonds, which have an annual interest rate of UF + 6.75% and expire in February, 2020. The redemption is scheduled for February 15, 2005, at a price of 100% nominal face value, in accordance with the issuance agreement for these bonds.

TARIFF DECREE No. 169 RESUBMITTED TO THE GENERAL CONTROLLER OF THE REPUBLIC

On December 30, 2004, the Undersecretary of Telecommunications resubmitted Tariff Decree No. 169 to the General Controller modifying some unbundling services, under the item of "Adjustment of Constructions". Similarly, Subtel slightly modified said item, among others, and on January 14, 2005, once again resubmitted T. D. No. 169 to the General Controller.

To date, the General Controller has not made any announcements regarding the Tariff Decree, the report submitted by the Ministries, or the recent appeals presented by Telefónica CTC Chile and other operators.

MODIFICATIONS TO THE REGULATORY FRAMEWORK

Telephone Attention Of Complaints And Emergency Service Numbers Free Of Charge

Through decree No. 590, the Ministry of Transportation and Telecommunications established calls for emergency numbers 131, 132, and 133 to be free of charge to users including lines suspended for non-payment; established the obligation of telephone companies to provide telephone attention of complaints to customers and the number 105 was defined for these purposes. Telefónica CTC Chile incorporated the gratuity of emergency numbers on May 6, 2004, in accordance with the effectiveness of Tariff Decree No. 169 and similarly, the Company, created the customer service hotline in the year 2000, through the special number 107. The Company also provided access to emergency numbers to suspended lines.

New Format For The Telephone Bill

Through decree No. 510, the Ministry of Transportation and Telecommunications established the minimum content and other elements of the Telephone Bill and established a period of 120 days, which expires on April 6, 2005, to adopt the defined requirements.

Technical Norm Which Sets Complementary Services Categories

Through Exempt Resolution No. 1319 of October 6, 2004, the Undersecretary of Telecommunications established the categories for complementary services and provided the numbering of these for public telephone network access to clients.

Public Inquiries Regarding Ruling Projects

In regard to the public inquiries made by Subtel regarding IP telephony and network unbundling and resale services, Telefónica CTC Chile and the other operators made observations and comments regarding Subtel's rule proposals.

In December, 2004, Subtel submitted to public inquiry a new rule proposal for network unbundling and resale, to which the Company reiterated its observations and legal arguments to such rule proposals.

To date, Subtel has not made any pronouncements regarding the observations and legal arguments presented by the Company and the other operators, nor has it pronounced a final rule.

CHANGES TO THE BOARD OF DIRECTORS OF TELEFONICA CTC CHILE

On January 27, 2005, Telefónica CTC Chile's Board of Directors approved several changes to the Board:

Series A Directors	Alternate Series A Directors
Bruno Philippi	Luis Cid
Narcis Serra I Serra	José María Alvarez Pallete
Andrés Concha	Juan Carlos Ros
Fernando Bustamante	Juan Claro
Felipe Montt	Alvaro Clarke
Hernán Cheyre	Carlos Díaz

Series B Director	Alternate Series B Director
Marco Colodro	Alfonso Ferrari

PROPOSAL FOR DIVIDEND PAYMENT FOR THE FOLLOWING GENERAL SHAREHOLDERS MEETING:

On January 27, 2005, the Company's Board agreed to propose to shareholders at the following General Shareholders' Meeting a dividend payment of Ch$58.84591 per share to be charged against net income of 2004. Similarly, the Board agreed to also propose at the Meeting a dividend payment of Ch$50.99095 per share to be charged against accumulated retained earnings.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:
Sofía Chellew - Verónica Gaete
María José Rodríguez - Florencia Acosta	Kevin Kirkeby
TELEFONICA CTC CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
schelle@ctc.cl, vgaete@ctc.cl	kkirkeby@hfgcg.com
mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing and value-added services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

==================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer